Form 10-C

Securities and Exchange Commision
Washington, DC  20549

Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

Exact name of issuer as specified in charter: THE SOMERSET GROUP, INC. Address of principal executive offices: 135 N. Pennsylvania St., Suite
                                         2800, Indianapolis, IN  46204
Issuer's telephone number (including area code):   (317) 269-1285

1. Change in Number of Shares Outstanding
Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.	Title of security  Common Stock, no par value
2.	Number of shares outstanding before change   2,060,622
3.	Number of shares outstanding after the change   2,575,777
4.	Effective date of change   February 26,  1997
5.	Method of change   Stock Split;  5 for 4

Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split,acquisition of stock for treasury, etc)
Give brief description of transaction:   Stock split - one additional
share for each 4 shares held. Record date: February 26, 1997; Issue date: March 14, 1997.

II.  Change in Name of Issuer
1.	Name prior to change
2.	Name after change
3.	Effective date of charter aamendment changing name
4.	Date of shareholder approval of change, if required

February 20, 1997
		                               		Officer's signature and title
					                                          			s/Joseph M. Richter
						                                          		Executive Vice President